June 12, 2014

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Century Communities, Inc.
Registration Statement on Form S-1
File No. 333-195678

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join Century Communities, Inc., a Delaware corporation (the “Company”), in requesting acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), relating to a public offering of shares of the Company’s common stock, par value $0.01 per share, so that the Registration Statement may become effective at 4:00 p.m., Eastern time, on June 17, 2014, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that from June 6, 2014 through the date hereof, the undersigned effected the following approximate distribution of copies of the Company’s Preliminary Prospectus dated June 5, 2014:

(i)	Number of prospective underwriters to whom the Preliminary Prospectus was furnished: 5

(ii)	Number of Preliminary Prospectuses furnished to investors: approximately 3,169

(iii)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 349

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

FBR Capital Markets & Co. J.P. Morgan Securities LLC

Acting severally on behalf of themselves and the several underwriters

FBR CAPITAL MARKETS & CO.

By:	/s/ David Toepel
	Name:	David Toepel
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Suhasini Cetlur
	Name:	Suhasini Cetlur
	Title:	Vice President